Exhibit 99.6

June 18, 2020

Board of Trustees

Eastern Bank Corporation

Board of Directors

Eastern Bankshares, Inc.Eastern Bank

265 Franklin Street

Boston, Massachusetts 02110

Re: Plan of Conversion

Eastern Bank Corporation

Members of the Board of Trustees and Board of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion (the “Plan”) adopted by the Board of Trustees of Eastern Bank Corporation (the “MHC”) and the Board of Directors of Eastern Bankshares, Inc. The Plan provides for the conversion of the MHC into the capital stock form of organization. Pursuant to the Plan, a new Massachusetts stock holding company named Eastern Bankshares, Inc. (the “Company”) will be organized and will sell shares of common stock in a public offering. When the conversion is completed, all of the capital stock of Eastern Bank will be owned by the Company and all of the common stock of the Company will be owned by public stockholders.

We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company. The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Eastern Bank (the “Qualifying Depositors”). The liquidation account is designed to provide payments to depositors of their liquidation interests in the event of liquidation of (i) Eastern Bank or (ii) the Company and Eastern Bank.

In the unlikely event that either Eastern Bank (or the Company and Eastern Bank) were to liquidate after the issuance of stock, all claims of creditors, including those of depositors, would be paid first, followed by distribution to Qualifying Depositors as of March 29, 2019 and Qualifying Depositors as of March 31, 2020.

Based upon our review of the Plan and our observations that the liquidation rights are non-transferable and become payable only upon the unlikely event of the liquidation of Eastern Bank or the Company and Eastern Bank at a time when the Company is solvent, the amounts credited under the liquidation account will be subject to downward adjustment as an applicable depositor’s deposit balance is reduced, but will not be increased when such depositor’s account balance increases, and that after two years from the date of stock issuance and upon written request to the Federal Reserve Board, the Company will transfer the liquidation account and depositors’ interest in such account to Eastern Bank and the liquidation account shall thereupon

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www.rpfinancial.com	E-Mail: mail@rpfinancial.com

Board of Trustees

Board of Directors

June 18, 2020

become the liquidation account of Eastern Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the liquidation account does not have any economic value at the time of the transaction contemplated in the first paragraph above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,
RP® FINANCIAL, LC.